UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of January 2016

Commission File No. 000-54189

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 20, 2016

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Yasuo Matsumoto
Name:	Yasuo Matsumoto
Title:	Chief Manager, Documentation & Corporate Secretary Department, Corporate Administration Division

Mitsubishi UFJ Financial Group, Inc.

Revisions to Previously Announced Regulatory Capital Ratios

Tokyo, January 20, 2016 — Mitsubishi UFJ Financial Group, Inc. (MUFG) today announced revisions to previously announced regulatory capital ratios to correct inaccuracies in such ratios and related amounts caused by incorrect adjustments applied in the computation of past regulatory capital ratios, as described in the Appendix attached hereto, which MUFG re-computed upon its discovery thereof.

*            *             *

Contact:

Mitsubishi UFJ Financial Group, Inc.

Corporate Communications Division

Media Relations Office

81-3-3240-7651

(Appendix)

Revisions to Previously Announced Regulatory Capital Ratios and Related Amounts

(The revised ratios and amounts are underscored in the tables below.)

Revisions are made to previously announced consolidated and non-consolidated risk-adjusted capital ratios to reflect corrections of errors discovered in the risk weighting applied to certain assets, mostly residential mortgage loans, and certain other adjustments made under Basel I standards to obtain amounts that were used for floor adjustments in determining the amounts of risk-weighted assets of MUFG and the relevant subsidiaries under Basel III standards. Upon discovering the errors, MUFG re-computed the affected amounts. The following tables show the results of MUFG’s re-computation of the affected amounts as of and after March 31, 2014.

With respect to amounts as of dates prior to March 31, 2014, which were also affected by similar errors to comparable degrees, MUFG plans to disclose the revised amounts in its future disclosure documents if and to the extent references are made to risk-weighted capital ratios as of such prior dates.

Except for the affected amounts described herein, the revisions to the risk-weighted capital ratios have no impact on the historical financial statements of MUFG or the relevant subsidiaries, including the amounts of allowance for credit losses, prepared in accordance with generally accepted accounting principles in Japan or the United States, as applicable.

Mitsubishi UFJ Financial Group, Inc. (Consolidated)

(in billions of yen)	As of Sep. 30, 2015		As of Jun. 30, 2015		As of Mar. 31, 2015
	Previously announced	As revised	Previously announced	As revised	Previously announced	As revised
Total capital ratio	15.68%	15.69%	15.39%	15.35%	15.68%	15.62%

Tier 1 capital ratio	12.73%	12.73%	12.40%	12.37%	12.62%	12.58%

Common Equity Tier 1 capital ratio	11.23%	11.23%	10.97%	10.94%	11.14%	11.09%

Risk weighted assets	111,939.3	111,925.3	114,193.2	114,494.4	111,901.5	112,315.2

Required capital	8,955.1	8,954.0	9,135.4	9,159.5	8,952.1	8,985.2

(in billions of yen)	As of Dec. 31, 2014		As of Sep. 30, 2014		As of Jun. 30, 2014
	Previously announced	As revised	Previously announced	As revised	Previously announced	As revised
Total capital ratio	15.27%	15.21%	15.39%	15.31%	15.53%	15.43%

Tier 1 capital ratio	12.08%	12.03%	12.21%	12.15%	12.37%	12.29%

Common Equity Tier 1 capital ratio	10.72%	10.68%	10.97%	10.91%	11.05%	10.98%

Risk weighted assets	110,519.1	110,973.9	104,160.1	104,740.0	101,323.4	101,966.9

Required capital	8,841.5	8,877.9	8,332.8	8,379.2	8,105.8	8,157.3

(in billions of yen)	As of Mar. 31, 2014
	Previously announced	As revised
Total capital ratio	15.53%	15.43%

Tier 1 capital ratio	12.45%	12.37%

Common Equity Tier 1 capital ratio	11.25%	11.18%

Risk weighted assets	99,084.3	99,754.0

Required capital	7,926.7	7,980.3

The Bank of Tokyo-Mitsubishi UFJ, Ltd. (Consolidated)

(in billions of yen)	As of Sep. 30, 2015		As of Jun. 30, 2015		As of Mar. 31, 2015
	Previously announced	As revised	Previously announced	As revised	Previously announced	As revised
Total capital ratio	15.39%	15.30%	15.25%	15.10%	15.61%	15.45%

Tier 1 capital ratio	12.23%	12.15%	12.04%	11.92%	12.33%	12.21%

Common Equity Tier 1 capital ratio	10.77%	10.70%	10.62%	10.52%	10.88%	10.77%

Risk weighted assets	88,464.9	89,005.4	89,969.9	90,839.7	87,932.1	88,815.6

Required capital	7,077.1	7,120.4	7,197.5	7,267.1	7,034.5	7,105.2

(in billions of yen)	As of Dec. 31, 2014		As of Sep. 30, 2014		As of Jun. 30, 2014
	Previously announced	As revised	Previously announced	As revised	Previously announced	As revised
Total capital ratio	15.32%	15.16%	15.41%	15.24%	15.66%	15.47%

Tier 1 capital ratio	11.84%	11.72%	11.95%	11.81%	12.18%	12.03%

Common Equity Tier 1 capital ratio	10.49%	10.38%	10.72%	10.60%	10.91%	10.78%

Risk weighted assets	86,991.7	87,894.9	82,367.0	83,285.5	80,081.6	81,042.9

Required capital	6,959.3	7,031.5	6,589.3	6,662.8	6,406.5	6,483.4

(in billions of yen)	As of Mar. 31, 2014
	Previously announced	As revised
Total capital ratio	15.57%	15.38%

Tier 1 capital ratio	12.21%	12.06%

Common Equity Tier 1 capital ratio	11.05%	10.91%

Risk weighted assets	78,678.0	79,660.7

Required capital	6,294.2	6,372.8

Mitsubishi UFJ Trust and Banking Corporation (Consolidated)

(in billions of yen)	As of Sep. 30, 2015		As of Jun. 30, 2015		As of Mar. 31, 2015
	Previously announced	As revised	Previously announced	As revised	Previously announced	As revised
Total capital ratio	19.08%	18.99%	19.15%	19.15%	19.15%	19.15%

Tier 1 capital ratio	15.66%	15.59%	15.34%	15.34%	15.26%	15.26%

Common Equity Tier 1 capital ratio	15.15%	15.08%	14.82%	14.82%	14.70%	14.70%

Risk weighted assets	11,948.2	12,001.8	12,208.0	12,208.0	12,197.0	12,197.0

Required capital	955.8	960.1	976.6	976.6	975.7	975.7

(in billions of yen)	As of Dec. 31, 2014		As of Sep. 30, 2014		As of Jun. 30, 2014
	Previously announced	As revised	Previously announced	As revised	Previously announced	As revised
Total capital ratio	18.77%	18.69%	19.72%	19.67%	19.05%	19.05%

Tier 1 capital ratio	14.56%	14.49%	15.54%	15.49%	15.19%	15.19%

Common Equity Tier 1 capital ratio	14.03%	13.97%	14.98%	14.94%	14.62%	14.62%

Risk weighted assets	12,112.2	12,165.1	11,061.9	11,091.2	11,158.2	11,158.2

Required capital	968.9	973.2	884.9	887.2	892.6	892.6

(in billions of yen)	As of Mar. 31, 2014
	Previously announced	As revised
Total capital ratio	18.38%	18.38%
Tier 1 capital ratio	14.76%	14.76%
Common Equity Tier 1 capital ratio	14.21%	14.21%
Risk weighted assets	11,188.1	11,188.1
Required capital	895.0	895.0

The Bank of Tokyo-Mitsubishi UFJ, Ltd. (Non-Consolidated)

(in billions of yen)	As of Sep. 30, 2015		As of Jun. 30, 2015		As of Mar. 31, 2015
	Previously announced	As revised	Previously announced	As revised	Previously announced	As revised
Total capital ratio	16.91%	16.79%	16.67%	16.48%	17.23%	17.03%

Tier 1 capital ratio	13.37%	13.28%	13.13%	12.98%	13.54%	13.38%

Common Equity Tier 1 capital ratio	11.76%	11.67%	11.56%	11.43%	11.90%	11.76%

Risk weighted assets	73,104.1	73,623.9	75,047.2	75,894.6	72,316.7	73,176.5

Required capital	5,848.3	5,889.9	6,003.7	6,071.5	5,785.3	5,854.1

(in billions of yen)	As of Dec. 31, 2014		As of Sep. 30, 2014		As of Jun. 30, 2014
	Previously announced	As revised	Previously announced	As revised	Previously announced	As revised
Total capital ratio	16.92%	16.72%	17.12%	16.90%	17.60%	17.35%

Tier 1 capital ratio	13.03%	12.88%	13.30%	13.14%	13.74%	13.55%

Common Equity Tier 1 capital ratio	11.35%	11.21%	11.57%	11.42%	11.91%	11.75%

Risk weighted assets	72,964.8	73,850.0	70,039.3	70,938.7	67,442.6	68,402.3

Required capital	5,837.1	5,908.0	5,603.1	5,675.0	5,395.4	5,472.1

(in billions of yen)	As of Mar. 31, 2014
	Previously announced	As revised
Total capital ratio	17.52%	17.26%

Tier 1 capital ratio	13.74%	13.54%

Common Equity Tier 1 capital ratio	11.88%	11.71%

Risk weighted assets	66,090.9	67,071.9

Required capital	5,287.2	5,365.7

Mitsubishi UFJ Trust and Banking Corporation (Non-Consolidated)

(in billions of yen)	As of Sep. 30, 2015		As of Jun. 30, 2015		As of Mar. 31, 2015
	Previously announced	As revised	Previously announced	As revised	Previously announced	As revised
Total capital ratio	18.99%	18.90%	19.13%	19.08%	19.16%	19.11%

Tier 1 capital ratio	15.10%	15.03%	14.97%	14.93%	14.90%	14.86%

Common Equity Tier 1 capital ratio	14.59%	14.53%	14.42%	14.38%	14.35%	14.31%

Risk weighted assets	11,793.3	11,846.9	12,157.5	12,190.4	12,099.1	12,133.9

Required capital	943.4	947.7	972.6	975.2	967.9	970.7

(in billions of yen)	As of Dec. 31, 2014		As of Sep. 30, 2014		As of Jun. 30, 2014
	Previously announced	As revised	Previously announced	As revised	Previously announced	As revised
Total capital ratio	18.62%	18.54%	19.61%	19.52%	19.19%	19.19%

Tier 1 capital ratio	13.97%	13.90%	14.95%	14.87%	14.79%	14.79%

Common Equity Tier 1 capital ratio	13.37%	13.31%	14.29%	14.22%	14.14%	14.14%

Risk weighted assets	12,140.0	12,192.9	11,089.6	11,144.3	11,138.0	11,138.0

Required capital	971.2	975.4	887.1	891.5	891.0	891.0

(in billions of yen)	As of Mar. 31, 2014
	Previously announced	As revised
Total capital ratio	18.51%	18.51%
Tier 1 capital ratio	14.37%	14.37%
Common Equity Tier 1 capital ratio	13.72%	13.72%
Risk weighted assets	11,173.8	11,173.8
Required capital	893.9	893.9

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